Morgan Properties, LLC
                              50 North Front Street
                            Memphis, Tennessee 38103




                                January 17, 2006



RMK Multi-Sector High Income Fund, Inc.
50 North Front Street
Memphis, Tennessee 38103

Ladies and Gentlemen:

     We are writing to confirm the purchase of 6,981 shares of common stock of RMK Multi-Sector High Income Fund, Inc., which we have purchased from you at a price of $15 per share, reduced by the amount of the sales load. This is to advise you that we have purchased these shares for investment only with no present intention of selling any such shares, and we do not now have any intention of selling any such shares.


                                                Sincerely,


                                                /s/ Charles D. Maxwell
                                                --------------------------------
                                                Title:  Assistant Treasurer